22007053

N

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SEC Mail Processing

SEP 26 2022

Washington, DC

| SEC FILE NUMBER |
|---|
| 8-18390 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 7/31/2021 (MM/DD/YY) AND ENDING 07/29/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Georgetown Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 Diagonal Road, Suite 200

(No. and Street)

| Alexandria | Virginia | 22314 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Robert T. Mann | 703-519-7700 | invest@firstgeorgetown.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter

(Name – if individual, state last, first, and middle name)

| 4401 Dominion Blvd | Glen Allen | VA | 23060 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| | 80 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Robert T. Mann, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Georgetown Securities, Inc., as of July 29, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Securities accounts of principal officers and directors are classified as customers

Signature: [signature]

Title: President

[signature]
Notary Public

SOHEYLA TASHAROFY
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES MARCH 31, 2023
COMMISSION # 7834628

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# FIRST GEORGETOWN SECURITIES, INC.

## Financial Statements

### For the Fifty-Two Week Period Ended

### July 29, 2022

SEC ID 8 – 18390
Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC
DOCUMENT

**FIRST GEORGETOWN SECURITIES, INC.**

Table of Contents

Keiter
Your Opportunity Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
First Georgetown Securities, Inc.
Alexandria, Virginia

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Georgetown Securities, Inc. (the "Company") as of July 29, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the fifty-two week period then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 29, 2022, and the results of its operations and its cash flows for the fifty-two week period then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

**Supplemental Information**

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Keiter

We have served as the Company's auditor since 2013.

September 26, 2022
Glen Allen, Virginia

## FIRST GEORGETOWN SECURITIES, INC.

Statement of Financial Condition
July 29, 2022

Assets

| | |
|---|---|
| Current assets: | |
| Cash and cash equivalents | $ 42,165 |
| Accounts receivable | 31,670 |
| Employee advances receivable | 6,288 |
| Trading securities | 375,516 |
| Prepaid expenses and other current assets | 4,770 |
| Clearing deposit | 50,000 |
| Total current assets | 510,409 |
| Property and equipment - net | 10,050 |
| Right of use assets - net | 414,501 |
| Deferred income taxes | 8,126 |
| Total assets | $ 943,086 |

Liabilities and Stockholder's Equity

| | |
|---|---|
| Current liabilities: | |
| Accounts payable | $ 10,230 |
| Accrued payroll and commissions | 14,242 |
| Retirement plan contribution payable | 112,362 |
| Accrued vacation | 7,373 |
| Payroll taxes withheld and accrued | 1,654 |
| Income taxes payable | 25,475 |
| Deferred advisory fees | 74,626 |
| Total current liabilities | 245,962 |
| Long-term liabilities: | |
| Lease obligations | 437,226 |
| Deferred income taxes | 2,713 |
| Total long-term liabilities | 439,939 |
| Total liabilities | 685,901 |
| Stockholder's equity: | |
| Common Stock, $0.01 per value, 25,000 shares authorized, issued and outstanding | 250 |
| Additional paid-in capital | 546,667 |
| Accumulated deficit | (289,732) |
| Total stockholder's equity | 257,185 |
| Total liabilities and stockholder's equity | $ 943,086 |

See accompanying notes to financial statements.

## FIRST GEORGETOWN SECURITIES, INC.

Statement of Operations
For the Fifty-Two Week Period Ended July 29, 2022

| | |
|---|---|
| Revenue: | |
| Commissions | $ 417,630 |
| Interest and dividend income | 120,835 |
| Advisory fees | 558,004 |
| Trading income | 228,387 |
| Other Income | 1,211 |
| Total revenue | 1,326,067 |
| Operating expenses: | |
| Employee compensation and benefits | 789,918 |
| Floor brokerage and ticket charges | 81,085 |
| Other operating expenses | 368,727 |
| Taxes other than income | 43,356 |
| Communications | 5,614 |
| Total operating expenses | 1,288,700 |
| Income before income taxes | 37,367 |
| Income taxes | 18,471 |
| Net income | $ 18,896 |

See accompanying notes to financial statements.

## FIRST GEORGETOWN SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Fifty-Two Week Period Ended July 29, 2022

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance, July 30, 2021 | $ 250 | $ 546,667 | $ (308,628) | $ 238,289 |
| Net income | - | - | 18,896 | 18,896 |
| Balance, July 29, 2022 | $ 250 | $ 546,667 | $ (289,732) | $ 257,185 |

See accompanying notes to financial statements.

**FIRST GEORGETOWN SECURITIES, INC.**

Statement of Cash Flows
For the Fifty-Two Week Period Ended July 29, 2022

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 18,896 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 2,834 |
| Non-cash lease expense | 19,329 |
| Deferred income taxes | (7,004) |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (14,213) |
| Employee advance receivable | (5,714) |
| Trading securities | (42,407) |
| Prepaid expenses and other current assets | (450) |
| Accounts payable | (9,908) |
| Accrued payroll and commissions | (943) |
| Retirement plan contribution payable | 14,102 |
| Accrued vacation | 5,325 |
| Payroll taxes withheld and accrued | 335 |
| Deferred advisory fees | (5,995) |
| Income taxes payable | 9,635 |
| Net cash used in operating activities | (16,178) |
| Cash flows from investing activities: | |
| Purchases of property and equipment | (1,548) |
| Net cash used in investing activities | (1,548) |
| Net decrease in cash and cash equivalents | (17,726) |
| Cash and cash equivalents, beginning of period | 59,891 |
| Cash and cash equivalents, end of period | $ 42,165 |
| Supplemental cash flow information: | |
| Cash paid for income taxes | $ 15,840 |
| Cash paid for amounts included in the measurement of lease obligations | $ 94,990 |
| Non- cash transactions: | |
| Right of use asset obtained in exchange for lease obligation | $ 412,915 |

See accompanying notes to financial statements.

## 1. Summary of Significant Accounting Policies:

**Nature of Business:** First Georgetown Securities, Inc. (the "Company"), a Delaware corporation, is organized to engage in the buying and selling of securities for businesses and the general public and is a broker-dealer registered with the United States Securities and Exchange Commission (the "SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker that accepts customer orders but elects to clear orders through a clearing broker for cost efficiencies. National Financial Services, LLC, a wholly owned subsidiary of Fidelity Investments Company, maintains all customer brokerage accounts for the Company. The Company's fiscal year ends on the last Friday of July.

**Basis of Presentation:** The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statements have been applied on a consistent basis with that of the preceding period.

**Cash and Cash Equivalents:** The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

**Accounts Receivable:** Accounts receivable represents amounts due from the clearing broker, National Financial Services, LLC and mutual fund trail commissions. The company follows FASB Standards Update ("ASU") 2016-13- Current Expected Losses ("CECL") for determining future credit losses based on factors surrounding the credit risk of customers, past events, and current conditions, reasonable and supportable forecasts concerning the future and other information. Management has determined no allowance was necessary at July 29,2022 or July 30, 2021.

**Trading Securities:** Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. The Company's financial instruments are recorded at fair value.

**Property and Equipment:** Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations

1. **Summary of Significant Accounting Policies, Continued:**

**Risks and Uncertainties:** Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains itscash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

**Revenue Recognition:** The Company accounts for revenue recognition under ASC Topic 606.

**Significant Judgments:** Revenue from contracts with customers include commission income and fees from advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events.

**Commissions:** The Company receives commissions from the sale of mutual funds and other financial products to customers. The Company earns trail commissions on certain mutual funds sold to customers for a specified period of time that customer retains the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company believes sufficient uncertainty exists outside of the Company's control as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission revenue until the contingency is resolved. Revenue from the sale of other financial products is recorded on the settlement date, which approximates the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred. There were no contract receivables related to commissions as of July 29, 2022 or as of July 31, 2021.

**Advisory Fees:** The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received on a quarterly basis. and are recognized in the period for which the administrative, monitoring and identification services are provided. Fees billed in advance are deferred and recognized when earned.

## 1. Summary of Significant Accounting Policies, Continued:

**Revenue Recognition, Continued:**

**Advisory Fees, Continued:**
Deferred advisory fees of $74,626 included on the statement of financial condition are contract liabilities as of July 29, 2022. Contract liabilities of $80,620 as of July 30, 2021 were recognized as revenue during fiscal year 2022.

**Trading Income:** The Company buys and sells securities on behalf of certain customers. Trades are run through the clearing firm and by direct trades by registered representatives. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenue and related clearing expenses are recorded on the settlement date, which approximates the trade date, because that is after the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred. Contract receivables related to trading income were $31,670 as of July 29, 2022 and are included in accounts receivable on the statement of financial condition. Contract receivables related to trading income were $17,457 as of July 30, 2021.

**Interest and Other Income:** Interest, dividends and other income are received throughout the year and are recognized in the period for which the services are provided.

**Advertising Costs:** The Company expenses advertising costs as they are incurred. Advertising expense was $3,066 for the period ended July 29, 2022.

**Income Taxes:** The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

1. **Summary of Significant Accounting Policies, Continued**

**Use of Estimates:** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

**Accumulated Deficit:** The deficit does not represent obligations of the Company.

**Leases**: The Company records all leasing activity with initial terms in excess of Twelve months on the statement of financial condition with a right to use asset and a lease liability based on the net present value of rental payments.

**Subsequent Events:** Management has evaluated subsequent events through September 26, 2022 the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. **Fair Value Measurements:**

The Company follows FASB guidance for measurement and disclosure of fair value which establishes a three-tier fair value hierarchy and prioritizes the inputs used in measuring fair value as follows:

Level 1 Unadjusted quoted prices that are available in active markets for the identical investments at the reporting date.

Level 2 Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly.

Level 3 Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for investments carried or disclosed at fair value:

Level 1 trading securities include money market accounts valued based on quoted prices associated with each asset.

Level 2 trading securities include money market accounts for which quoted prices are not available in active markets for identical instruments. The Company utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

## 2. Fair Value Measurements, Continued:

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Company's assets accounted at fair value on a recurring basis as of July 29, 2022:

| | Assets at Fair Value as of July 29, 2022 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Trading securities | $ 375,453 | $ 63 | $ - | $ 375,516 |
| Total assets at fair value | $ 375,453 | $ 63 | $ - | $ 375,516 |

## 3. Property and Equipment:

Property and equipment consisted of the following at July 29, 2022:

| | |
|---|---|
| Furniture and fixtures | $ 46,338 |
| Leasehold improvements | 7,934 |
| | 54,272 |
| Less: accumulated depreciation | (44,222) |
| Net property and equipment | $ 10,050 |

Depreciation expense was $2,834 for the period ended July 29, 2022.

## 4. Right of Use Assets and Lease Obligation:

The Company's lease portfolio consists of operating leases. One lease is for office space in Alexandria, Virginia expiring October 31 2027 and two leases for automobiles terminating in December 2022 and November 2023. In accordance with FASB ASU 2016-02 right of use assets and lease obligations are recorded based on the present value of the future lease payments using a discount rate of 6.5%, the Company's estimated incremental borrowing rate. The weighted average remaining lease term is 59 months and average discount rate is 6.5%.

**Right of Use Assets and Lease Obligation, Continued:**

Future maturities of the operating lease obligations are as follows:

| Year | Amount |
|---|---|
| 2023 | $108,107 |
| 2024 | 94,219 |
| 2025 | 90,900 |
| 2026 | 90,900 |
| 2027 | 90,900 |
| Thereafter | 45,450 |
| Undiscounted lease payments | 520,476 |
| Less: discounted present value | 83,250 |
| | $ 437,226 |

Rent expense for the period ended July 29, 2022 was $97,268.

## 5. Income Taxes:

The provision for income taxes consists of the following:

| | |
|---|---|
| Current federal income tax provision | $ 19,537 |
| Current state income tax provision | 5,938 |
| Deferred federal income tax benefit | (5,448) |
| Deferred state income tax benefit | (1,556) |
| | $ 18,471 |

The difference between the effective tax rate and the federal statutory tax rate is primarily due to non-deductible expenses, including meals and entertainment, dues and penalties.

Deferred income tax assets as of July 29, 2022 are as follows:

| | |
|---|---|
| Accrued vacation and deferred rent | $ 8,126 |

Deferred income tax liability as of July 29, 2022 is as follows:

| | |
|---|---|
| Accumulated depreciation | $ 2,713 |

**6. Retirement Plan:**

The Company sponsors a Simplified Employee Pension Plan (the "Plan") that covers all employees. At management's discretion, the Company funds the Plan 100% with available resources. An employee must work for one year to become eligible for contributions. Contributions to the Plan are limited to 20% of employee's eligible compensation for the period ended December 31, 2021. The Company elected to make contributions of $112,362 for the period ended July 29, 2022.

**7. Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital of no more than 15:1. In addition, the Company must maintain a minimum net capital of $100,000. At July 29, 2022, the Company had net capital of $216,649 and the ratio of aggregate indebtedness to net capital was 1.24 to 1. Net capital in excess of minimum requirements was $116,649 as of July 29, 2022.

The Company is exempt under Rule 15c3-6(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

## FIRST GEORGETOWN SECURITIES, INC.

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
July 29, 2022

| | | |
|---|---|---|
| Stockholder's equity: | | |
| Stockholder's equity qualified for net capital | | $ 257,185 |
| Nonallowable assets and miscellaneous capital charges: | | |
| Petty cash | | 300 |
| Prepaid expenses and other current assets | | 4,770 |
| Property and equipment – net | | 10,050 |
| Accounts receivable and employee advance receivable | | 9,758 |
| Deferred tax asset | | 8,126 |
| | | 33,004 |
| Net capital before capital charges on firm securities | | 224,181 |
| Less – haircuts on firm securities positions | | 7,532 |
| Net capital | | $ 216,649 |
| Amounts included in total liabilities which represent aggregate indebtedness | | $ 268,688 |
| Minimum net capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness) | | $ 100,000 |
| Net capital in excess of minimum requirements | | $ 116,649 |
| Ratio of aggregate indebtedness to net capital | | 1.24 to 1 |

There are no material differences between the computation of net capital presented above and the amount reported on the Company's unaudited Form X-17A-5, Part II-A filing as of July 29, 2022.

See Report of Independent Registered Public Accounting Firm

**FIRST GEORGETOWN SECURITIES, INC.**

Exemption Provision of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
July 29, 2022

The Company is exempt under Rule 15c3-6(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Keiter
Your Opportunity Advisors

## EXEMPTION REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
First Georgetown Securities, Inc.
Alexandria, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Georgetown Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Georgetown Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) First Georgetown Securities, Inc. stated that First Georgetown Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Georgetown Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Georgetown Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

September 26, 2022
Glen Allen, Virginia


**Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

FIRST GEORGETOWN SECURITIES, INC.
INVESTMENT BROKERS

First Georgetown Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(1) and (4).

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii). The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and properly maintains and preserves such books and records.

The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k) throughout the most recent fiscal year and through the date of this report without exception.

I, Chas W. Harris, swear (or affirm) that, to my best knowledge and belief, this Exemption Report pertaining to the firm, First Georgetown Securities, Inc., is true and correct.

Chas W. Harris
Senior Vice-President and CCO
September 26, 2022

*Established 1975*

1700 DIAGONAL ROAD, SUITE 200 • ALEXANDRIA, VA 22314 • 703 519-7700 • 703 519-7969 F • 1 800 424-2993